

January 30, 2013

Via E-mail
Donald H. Hosmer
Co-Chief Executive Officer
Royale Energy, Inc.
7676 Hazard Center Drive
Suite 1500
San Diego, CA 92108

   Re: Royale Energy, Inc.
      Form 10-K for Fiscal Year ended December 31, 2011
      Filed March 15, 2012
      File No. 000-22750

Dear Mr. Hosmer:

   We have reviewed your response letter dated January 17, 2013 as well as your filing and have the following additional comments.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1. We note that you have proposed to revise your accounting for amounts received under your turnkey drilling arrangements in response to prior comment 7, to defer revenue recognition for receipts designated as pre-drilling until drilling has been completed. However, you have not addressed all of the concerns outlined in our prior comment, such

as your application of FASB ASC 932-360-55-9, allocation of funds between the conveyance and provision of services, and your selection of guidance based on the status of properties underlying these contracts.

Given that the conveyances are coupled with your obligation to drill wells on properties that appear to be unproved we do not see how you have concluded that FASB ASC 932-360-40-8 and 55-9 would not require funds received under the conveyance/drilling contracts to be accounted for as recovery of costs. Further, your response to prior comment 8, stating that when lease acreage is impaired, "...the Company attributes 50% of the impaired property to properties from which it would otherwise have expected to recover its costs from turnkey drilling," indicates that you generally anticipate recovering acquisition and drilling costs by entering into the conveyance/drilling arrangements.

Please submit a detailed explanation of why you believe this guidance does not apply to your situation. Please include a schedule listing all of the interests underlying the agreements for which you received funding and recognized revenues during the three years presented, also showing the contract and drilling dates, amounts designated as drilling and pre-drilling, revenue recognized each period (reconciled to the amounts reported in your financial statements), and a description of the underlying properties, including their reserve status upon entering into the contract and upon completing your drilling obligation.

Given that you generally retain an interest in the underlying properties, we understand that you benefit from drilling that is accomplished with funds provided by the counterparties to the extent of your interest in the well or by virtue of the information obtained. Please clarify whether this properly characterizes your economic interests and explain the extent to which funds provided by the counterparties generally cover all costs of drilling.

Note 5 – Financial Information Relating to Industry Segments, page F-16

2.   We understand from your response to prior comment 8 that you assign half of your interests in oil and gas properties that are determined to be impaired to the drilling segment upon making an impairment assessment, which is your basis for then allocating an impairment charge to this segment, and that you otherwise report interests in oil and gas properties as assets of the oil and gas segment.

We note that most of the impairment charge of $2,027,697 that you attributed to the drilling segment during 2011 was recognized after the end of the third quarter, when total assets of this segment were $1,261,668 (as disclosed on page 8 of your 2011 third quarter report); and that you have no disclosure to explain how the segment incurs impairment substantially in excess of its assets. We also note that you have an impairment accounting policy disclosure on page F-9 that does not correlate with your segment accounting. Therefore, the disclosure accompanying the segment details on page F-16, asserting that your accounting policies for the segments are the same as for the consolidated entity, should be revised to clarify that this does not extend to your accounting for impairment.

Please also revise your disclosures to explain your rationale for attributing impairment charges to the drilling segment for assets that are until that point considered to be part of your oil and gas segment. You are required to address asymmetrical allocations to comply with FASB ASC 280-10-50-29(e).

Note 7 – Income Taxes, page F-20

3.   We note that you have not complied with prior comment nine from our letter dated December 18, 2012, concerning your cumulative loss situation and decision to not recognize a valuation allowance for the related deferred tax assets. We also note that while you indicate you had completed "a thorough review of the facts and circumstances" including an "assessment of both positive and negative evidence and objective and subjective evidence" you did not identify or describe these underlying details in your reply. Please explain to us why you believe it is more likely than not that you will overcome the cumulative losses and realize the tax assets. You should describe the specific evidence that you have considered and the extent of your assumptions about future operations in formulating your view. Please submit the analysis that you referenced in your response.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Karl Hiller, Branch Chief, at (202) 551-3686, if you have questions regarding comments on the

Donald H. Hosmer
Royale Energy, Inc.
January 30, 2013
Page 4

financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Lee Polson